Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above, have advised under a notification dated 9th November 2002 that they purchased on 8th November 2002 a total of 1,660,000 Ordinary shares of 25p each in Allied Domecq PLC at (pound)3.990261 per share.

These shares will be used in connection with awards under the Allied Domecq PLC Employee Share Plans.

The total number of unallocated shares held by the Trust following this purchase is 25,583,812 shares.

The following executive directors are potential beneficiaries of the Trust:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.



Charles B. Brown
Director of Secretariat & Deputy Company Secretary

11th November 2002